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                                                                    Exhibit 99.1
[AEGON LOGO]


                                                                          335550
                                                                   PRESS RELEASE

AEGON RECEIVES LICENSE FOR LIFE INSURANCE ACTIVITIES IN SLOVAKIA

The Dutch based AEGON Group has received a license from the relevant regulatory authorities to start life insurance activities in Slovakia.

AEGON has decided to enter the life insurance market of Slovakia in the form of a greenfield operation and intends to play a significant role in developing this market through a wide range of products and services.

Jana Gruntova has been appointed head of the branch office, Peter Brudnak has been appointed general manager and Zoltan Sipos as sales manager.

"This is an important step in our Central European strategy and we will enthusiastically proceed with our preparations", says Don Shepard, chairman and CEO of AEGON's Executive Board. "We will start up our activities in Slovakia by using the relevant expertise available within our Group. The Slovakian insurance market has started to develop and in the long run there will be interesting opportunities for expansion in life insurance and pension products."

AEGON views its participation in Slovakia as a long-term commitment and is dedicated to developing business in life insurance systems. AEGON plans to launch its operations in the autumn of 2003, when further information will be given on the operation, as well as on products and services.

Disclaimer
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Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

o changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
o changes in the performance of financial markets, including emerging markets, including:
     - the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
     - the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
o    the frequency and severity of insured loss events;
o changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
o    changes affecting interest rate levels;
o changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;
o increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

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o    changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
o regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
o the costs of defending litigation, the risk of unanticipated material adverse outcomes in such litigation and AEGON's exposure to other contingent liabilities;
o    acts of God, acts of terrorism and acts of war;
o    changes in the policies of central banks and/or foreign governments;
o    customer responsiveness to both new products and distribution channels;
o competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and
o our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

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The Hague, 3 June 2003

Inquiries:
AEGON N.V.            Group Communications               Investor Relations
                      + 31 70 344 83 44                  + 31 70 344 83 05


For background information please visit the company's web site at www.aegon.com
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